Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of CHW Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated February 9, 2021, except for the 2nd paragraph in Note 8 which is dated March 17, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of CHW Acquisition Corporation as of January 18, 2021 and for the period from January 12, 2021 (inception) through January 18, 2021 appearing in the Registration Statement on Form S-1, as filed (File No. 333-254422), of CHW Acquisition Corporation.

/s/ Marcum llp

Marcum llp

New York, NY

August 30, 2021